Exhibit 99.1

ICON Selected as a Preferred Provider for Early Phase Clinical Development by Bristol-Myers Squibb

Agreement Builds on Existing Strategic Partnership for Global Clinical Development

DUBLIN--(BUSINESS WIRE)--August 30, 2011--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has been chosen by Bristol-Myers Squibb Company (NYSE:BMY) as a preferred provider for full-service clinical pharmacology and exploratory clinical studies. This latest agreement with Bristol-Myers-Squibb follows the company’s selection of ICON to provide global support for Bristol-Myers-Squibb’s clinical development pipeline, which was announced in June 2010.

Under the preferred provider agreement for early phase development, ICON will provide a broad range of clinical pharmacology and exploratory clinical trial services including study conduct in ICON's Clinical Pharmacology Units, located in San Antonio, Texas; Omaha, Nebraska; and Manchester, UK. ICON will also provide all supporting scientific services such as protocol design and development, project management, clinical monitoring, medical monitoring / pharmacovigilence, data management, biostatistics, pharmacokinetics and medical writing.

“We are pleased that Bristol-Myers-Squibb has again chosen ICON to bring greater operational efficiencies and high quality science to their drug development programs,” commented Dr. Mario Rocci, President, ICON Development Solutions. “Both companies already have a very successful global partnership for phase II-IV clinical development and central laboratory services and we look forward to demonstrating the same value and efficiencies to Bristol-Myers-Squibb’s early phase clinical programs. Our global network of clinical research units, scientists and project teams, underpinned by world class technology, will drive significant cost savings and productivity.”

About ICON plc
ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 7,800 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

DISCLOSURE NOTICE: The information contained in this release is as of August 29, 2011. ICON assumes no obligation to update forward-looking statements contained in this release as a result of new information or future events or developments.

This release contains forward-looking information about ICON’s strategic partnership with Bristol-Myers Squibb Company, including the potential benefits of the partnership on ICON’s future financial results and condition that involves substantial risks and uncertainties. These risks and uncertainties include, among other things, the risk that the partnership results in more limited provision of services by ICON than expected, that those services do not have the expected financial impact on ICON or that the partnership is terminated.

A further description of risks and uncertainties can be found in ICON’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

ICON/ICLR-G

CONTACT:
ICON plc
Sam Farthing
VP Investor Relations
+ 353-1-291-2000
or
Weber Shandwick
Rosie Allan
+44 (0)20 7067 0190